UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
 NOTIFICATION OF LATE FILING

Commission File Number:  001-37805

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  December 31, 2016

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-K
☐ Transition Report on Form N-SAR

Form the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Audited consolidated financial statements of HCR ManorCare, Inc. as of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016 to be included in Part IV, Item 15, the related auditor consent, and the exhibit required by Item 601(b)(32) of Regulation S-K.

PART I – REGISTRANT INFORMATION

Quality Care Properties, Inc.
 Full Name of Registrant

 Former Name if Applicable

7315 Wisconsin Avenue, Suite 250-W
 Address of Principal Executive Office (Street and Number)

Bethesda, Maryland, 20814
 City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

In accordance with a position of the staff of the Division of Corporate Finance of the Securities and Exchange Commission ("SEC"), Quality Care Properties, Inc. (the "Company") is required to include as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2016 (the "2016 10-K") the audited consolidated financial statements as of December 31, 2016 and 2015 and for the three years in the period ended December 31, 2016 (the "Required Financial Statements") of HCR ManorCare, Inc. ("HCRMC"). As of the date hereof, HCRMC has not provided the Company with such Required Financial Statements, and as a result, the Company is unable to include the Required Financial Statements in the 2016 10-K filed today with the SEC. In addition, because HCRMC has not provided the Required Financial Statements, the Company has not had an opportunity to evaluate the information included therein for its impact on the Company's required disclosures in the 2016 10-K. The Company informed HCRMC on multiple occasions during the past several weeks of the due date for the Company's 2016 10-K. Notwithstanding the foregoing, HCRMC has not delivered the Required Financial Statements and has informed the Company that the financials are not yet prepared, without any further explanation. Subject to the receipt of the Required Financial Statements reasonably in advance of the fifteenth calendar day following March 31, 2017, the Company expects to file an amendment to its 2016 10-K on or prior to the fifteenth calendar day following March 31, 2017 to include the Required Financial Statements and related auditor consent and to otherwise update the previously filed 2016 10-K solely as a result of the receipt of the Required Financial Statements.  Pursuant to the Company's Master Lease with HCRMC, HCRMC is required to provide the Company with the Required Financial Statements within 120 days after the end of HCRMC's fiscal year.

In addition, due to the omission of the Required Financial Statements from the 2016 10-K, the Company's principal executive officer and principal financial officer are unable to provide the certification required by Item 601(b)(32) of Regulation S-K with the 2016 10-K.

PART IV
 OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

C. Marc Richards, (240) 223-4680

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For an explanation of the changes in the Company's results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations", included in Part II, Item 7 of the 2016 10-K filed on the date hereof and incorporated by reference herein to Exhibit 99.1 hereto.

Quality Care Properties, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2017	By:	/s/ C. Marc Richards
Name: C. Marc Richards Title: Chief Financial Officer

Exhibit Index

99.1
Management's Discussion and Analysis of Financial Condition and Results of Operations.  Incorporated by reference to Part II, Item 7 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2016, of Quality Care Properties, Inc., filed with the Securities and Exchange Commission on March 31, 2017.